SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We announce to shareholders and the market in general that Eletrobras will a acquire 50% (fifty percent) participation in Rouar S.A., represented by 12,500 bearer shares with voting rights, currently held by the Administración Nacional y Transmisiones Eléctricas – UTE for the amount of $ 172.50 (one hundred seventy-two Uruguayan Pesos and fifty cents) equivalent, on this date, to R$ (17.65  real).

Rouar is a company based in Montevideo, Uruguay, created under Uruguayan law, to act in the area of wind power generation through the installation and development of wind farms.

Following the above purchase, the company, Rouar S.A., will have the following shareholding structure: 50% (fifty percent) of the bearer shares with voting rights owned by Eletrobras and 50% (fifty percent) of the bearer shares with voting rights owned by UTE.

On the same date, a Shareholders Agreement will be signed to regulate the shared management of the company between the shareholders Eletrobras and UTE.

The project will include a capital contribution by Eletrobras limited to U.S.$ 23,500,000 (twenty three million, five hundred thousand U.S. dollars).

Finally, please note that this acquisition does not constitute a right of withdrawal for the shareholders of Eletrobras, as it does not constitute acquisition of control of a company, nor does the price exceed the limits stated in section II, and the second paragraph of Article 256 of Law 6,404 / 76.

Rio de Janeiro, October 02, 2013

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.